1. CONDITIONS OF VESTING

All Grants shall include conditions on vesting and all Shares subject to a Grant shall be forfeited unless the conditions are met within the term of the Grant, which in no case shall exceed a period of ten (10) years.  Except as specified herein, the Committee in its discretion shall determine the conditions on vesting; provided, however, at a minimum, those conditions shall include the following:

(a) On the date of Grant and the date of vesting, the Grantee must have a
Relationship; and
(b) (i) One-third (1/3) of any Shares issued shall not vest until (u) the Fair Market
Price of the Shares shall have exceeded 150% of the Fair Market Price on the date of Grant for ten (10) consecutive Business Days and (v) a minimum period of one
(1) year shall have passed from the date of the Grant; (ii) One Third (1/3) of any
Shares issued shall not vest until (w) the Fair Market Price of the Shares shall have exceeded 200% of the Fair Market Price on the date of Grant for ten (10)
consecutive Business Days and (x) a minimum period of two (2) years shall have passed from the date of the Grant; and (iii) One third (1/3) of any Shares issued shall not vest until (y) the Fair Market Price of the Shares shall have exceeded
300% of the Fair Market Price on the date of Grant for ten (10) consecutive
Business Days and (z) a minimum period of three (3) years shall have passed from the date of the Grant.

(c) Upon issuance and until Shares granted under this Plan become filly vested and non-forfeitable, they shall be held in trust by the Company for the benefit of the
Grantee.  At such time as the Shares become fully vested and non-forfeitable, they shall be delivered to the Grantee.